UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated May 12, 2010, Reporting Financial Results for the First Quarter 2010.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Securities and Exchange Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  May 12, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OceanFreight Inc. Reports Financial Results for the First Quarter 2010

May 12, 2010, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, announced today its financial results for the quarter ended March 31, 2010.

Financial Highlights

For the three-month period ended March 31, 2010, the Company reported a Net Income of $2.03 million or basic and diluted earnings per share of $0.01. EBITDA excluding vessel sale results for the quarter amounted to $14.3 million.

Anthony Kandylidis, the Company’s Chief Executive Officer, commented:

“We are pleased to report a profitable quarter for the first three months of 2010. This is the result of steps taken during 2009 to restore the Company’s balance sheet and operations:

•

We have raised equity needed to shore up our balance sheet.

•

We have disposed aged assets thereby improving operational efficiency.

•

We have deployed the equity raised and the available credit lines from the vessel sales to invest in modern assets with accretive earnings.

•

We have set a foundation for long-term growth with the order of three Very Large Ore Carriers to focus on the expanding Brazil to China iron ore trade.

Going forward we believe that these actions will continue to provide favorable results for our shareholders.”

Recent Developments

•

On March 13, 2010 we agreed to sell the M/T Olinda to a third party for a gross sale price of $19.00 million. The vessel is scheduled for delivery to the new owners no later than December 31, 2010.

•

On April 14, 2010 we delivered to her new owners the M/V Pierre which was committed for sale on December 11, 2009.

•

On April 20, 2010, we agreed to sell the M/T Tigani to a third party for a gross sale price of $12.25 million The vessel was delivered to its new owners on May 4, 2010. Of the sale proceeds $8.6 million was used to partially repay the vessel’s loan with DVB Bank SE. The sale resulted in a gain of $2.5 million of which approximately $1.0 million has been recognized in this quarter and $1.5 million will be recognized in the second quarter of 2010.

First Quarter 2010 Results

For the first quarter ended March 31, 2010, Voyage Revenue amounted to $28.8 million. Operating Income amounted to $7.1 million and Net Income amounted to $2.03 million or $0.01 per share. Adjusted EBITDA1 for the first quarter of 2010 was $14.3 million.

An average of 13 vessels were owned and operated during the first quarter of 2010, earning an average Time Charter Equivalent, or TCE rate, of $21,163 per day.

Capitalization

On March 31, 2010, debt (debt, net of deferred financing fees) to total capitalization (debt and stockholders' equity) was 47.9% and net debt (debt less cash, cash equivalents and restricted cash) to total capitalization was 39.4%.

Financing

Following the sale of the M/T Tigani, $8.6 million of the sale proceeds were utilized to repay the outstanding balance of the vessel’s loan. As of the date of this release the aggregate outstanding balance of our loans is $236.8 million.

The Company has not raised any new equity since its last earnings report on February 22, 2010.

Liquidity

As of March 31, 2010, the Company had total liquidity of approximately $45.3 million.

1. Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by Operating activities.

Fleet Data

Unaudited	Three months Ended March 31,
	2009	2010

Average number of vessels (1)	12.8	13
Total voyage days for fleet (2)	1,122	1,163
Total calendar days for fleet (3)	1,170	1,170
Time charter equivalent (4)	$29,256	$21,163
Fleet utilization (5)	95.89%	99.40%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off -hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

The following table reflects the calculation of our TCE rates for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three months Ended March 31,
	2009	2010

Revenue	$34,154	$30,334
Loss on forward freight agreements	-	(4,479)
Gross revenue	34,154	25,855
Voyage expenses	(1,329)	(1,242)
Revenue on a time charter basis	$32,825	$24,613

Total voyage days for fleet	1,122	1,163
Time charter equivalent (TCE) rate	$29,256	$21,163

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Operations for the three -month periods ended March 31, 2009 and 2010:

	Three Months Ended March 31,
(Dollars in thousands, except for share and per share data)
	2009	2010
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)

Voyage revenues	$31,617	$28,805
Loss on forward freight agreements	-	(4,479)
Imputed deferred revenue	2,537	1,529
Gross revenue	34,154	25,855

Voyage expenses	(1,329)	(1,242)
Vessels operating expenses	(9,427)	(9,235)
Depreciation	(12,780)	(6,748)
Management fees	(960)	(1,333)
General and administrative expenses	(1,247)	(1,197)
Survey and dry docking costs	(971)	-
Gain on vessels held for sale	-	985
Operating income	7,440	7,085

Interest income	13	69
Interest expense and finance costs	(5,737)	(4,132)
Gain/(loss) on interest rate swaps	875	(992)
Net income, net	$2,591	$2,030

Earnings per common share, basic and diluted	$0.13	$0.01

Weighted average number of common shares, basic and diluted	19,926,160	178,039,561

The following are OceanFreight Inc.’s Condensed Consolidated Balance

Sheets as at December 31, 2009 and March 31, 2010
(Dollars in thousands, except per share data)
	2009	2010
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalent	$37,272	$31,553
Restricted cash	2,500	7,232
Vessel held for sale	51,080	52,080
Other current assets	9,447	8,643
Total current assets	100,299	99,508

FIXED ASSETS, NET:
Vessels under construction and advances for vessel acquisition	9,900	32,691
Vessels, net of accumulated depreciation	423,242	416,558
Other, net of accumulated depreciation	856	792
Total fixed assets, net	433,998	450,041

OTHER NON-CURRENT ASSETS
Restricted cash	6,511	6,511
Other non-current assets	8,464	8,562
Total assets	$549,272	$564,622

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$49,947	$48,251
Other current liabilities	23,381	25,571
Total current liabilities	73,328	73,822

NON –CURRENT LIABILITIES:
Long-term debt, net of current portion	215,727	208,166
Other	3,606	4,680
Total non-current liabilities	219,333	212,846

TOTAL STOCKHOLDERS’ EQUITY	256,611	277,954
Total liabilities and stockholders’ equity	$549,272	$564,622

Adjusted EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes results on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended March 31,
	2009	2010
Net Cash provided by operating activities	$12,793	$12,206
Net increase/ (decrease) in operating assets	1,274	(804)
Net (increase)/decrease in operating liabilities	(1,870)	(968)
Net interest expense	5,724	4,063
Amortization of deferred financing costs included in interest expense	(194)	(152)
Adjusted EBITDA	$17,727	$14,345

Fleet List

The table below describes our fleet and current employment profile as of May 12, 2010:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-2014	Dec-2014
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-2014	Feb-2015
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-2012	Dec-2012
M/V Topeka	2000	74,710	Panamax	TC	18,000	Jan-2011	Mar-2011
M/V Helena	1999	73,744	Panamax	TC	32,000	May-2012	Jan-2013
M/V Augusta	1996	69,053	Panamax	TC	16,000	Nov-2011	Mar-2012
M/V Austin	1995	75,229	Panamax	TC	26,000	March-2010	Aug-2010
M/V Trenton	1995	75,229	Panamax	TC	26,000	April-2010	Aug-2010

Tanker Vessels
M/T Pink Sands	1993	93,723	Aframax	TC	27,450	Oct-2010	Jan-2011
M/T Tamara	1990	95,793	Aframax	TC	27,000	Dec-2010	Mar-2011

Tanker to be Sold
M/T Olinda	1996	149,085	Suezmax	POOL	-	-	-

Drybulk Vessels to be Acquired
M/V Montecristo	2005	180,263	Capesize	TC	23,500
Newbuilding VLOC #1	2012	206,000	Capesize	TC	25,000
Newbuilding VLOC #2	2012	206,000	Capesize	TC	23,000(1)
Newbuilding VLOC #3	2013	206,000	Capesize	TC	21,500(2)

(1)

The charter agreement includes a 50/50 percent profit sharing arrangement with the charterer for charterhire above the base rate, up to $40,000.

(2)

The charter agreement includes a 50/50 percent profit sharing arrangement with the charterer for charterhire above the base rate, up to $38,000.

Conference Call and Webcast: Thursday, May 13, 2010 at 09:00 A.M. EDT

OceanFreight management team will host a conference call tomorrow, on May 13, 2010, at 09:00 A.M. Eastern Daylight Time (EDT) to discuss the Company’s financial results for the Quarter ended March 31, 2010.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial -In), 0800 953 0329 (U.K. Toll Free Dial -In) or +44 (0) 1452 542 301 (Standard International Dial -In). Please quote "OceanFreight~~"~~."

A telephonic replay of the conference call will be available until May 20th 2010, by dialing 1 866 247 4222 (U.S. Toll Free Dial -In), 0800 953 1533 (U.K. Toll Free Dial -In) or +44 (0) 1452 550 000 (Standard International Dial -In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 11 vessels, comprised of 8 drybulk vessels (3 Capesize, 5 Panamaxes) and 3 crude carrier tankers (1 Suezmax, 2 Aframaxes) with a combined deadweight tonnage of about 1.2 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”. Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com